Ondello, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2016 and 2015

Ondello, Inc.

TABLE OF CONTENTS



To the Stockholders of
Ondello, Inc.
San Francisco, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Ondello, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
April 29, 2017

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

ONDELLO, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 150,601	$ 33,182
Prepaid expenses	-	500
Accounts receivable	500	2,500
Total Current Assets	151,101	36,182
Non-Current Assets:		
Property and equipment, net	29,240	22,323
Total Non-Current Assets	29,240	22,323
TOTAL ASSETS	$ 180,341	$ 58,505
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 26,012	$ 22,967
Due to related party	90,660	213,340
Accrued interest payable	79,315	51,123
Deferred compensation	1,275,120	796,610
Term loan - current portion	40,312	29,067
Convertible note payable - current portion	325,000	275,000
Total Current Liabilities	1,836,419	1,388,107
Long-Term Liabilities:		
Term loan, net of current portion	34,096	-
Convertible notes payable, net of current portion	100,000	50,000
Total Long-Term Liabilities	134,096	50,000
Total Liabilities	1,970,515	1,438,107
Stockholders' Equity (Deficiency):		
Common Stock, $0.0001 par, 25,000,000 shares authorized, 10,521,718 and 10,521,718 shares issued and outstanding, 9,340,648 and 9,817,726 shares vested, as of December 31, 2016 and 2015, all respectively	1,052	1,052
Additional paid-in capital	630	630
Stock subscription receivable	(882)	(882)
Accumulated deficit	(1,790,974)	(1,380,402)
Total Stockholders' Equity (Deficiency)	(1,790,174)	(1,379,602)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 180,341	$ 58,505

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ONDELLO, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ 1,922,653	$ 539,950
Costs of net revenues	(906,701)	(151,877)
Gross profit	1,015,952	388,073
Operating Expenses:		
General & administrative	957,939	537,878
Development	307,202	146,515
Sales & marketing	82,055	61,888
Total Operating Expenses	1,347,196	746,281
Loss from operations	(331,244)	(358,208)
Other Income/(Expense):		
Interest expense	(79,328)	(29,831)
Total Other Income/(Expens	(79,328)	(29,831)
Provision for income taxes	-	-
Net loss	$ (410,572)	$ (388,039)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-3-

ONDELLO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock		Additional Paid-In Capital	Stock Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficiency)
	Number of Shares	Amount				
Balance at December 31, 2014	12,071,718	$ 1,207	$ -	$ (407)	$ (992,363)	$ (991,563)
Issuance of common stock	700,000	70	630	(700)	-	-
Repurchase of common stock	(2,250,000)	(225)	-	225	-	-
Net loss	-	-	-	-	(388,039)	(388,039)
Balance at December 31, 2015	10,521,718	$ 1,052	$ 630	$ (882)	$ (1,380,402)	$ (1,379,602)
Issuance of common stock	-	$ -	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	(410,572)	(410,572)
Balance at December 31, 2016	10,521,718	$ 1,052	$ 630	$ (882)	$ (1,790,974)	$ (1,790,174)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-4-

ONDELLO, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (410,572)	$ (388,039)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	7,208	2,870
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	2,500	(2,500)
(Increase)/Decrease in prepaid expenses	-	(500)
Increase/(Decrease) in accounts payable	3,045	1,577
Increase/(Decrease) in accrued interest payable	28,192	27,500
Net Cash Used In Operating Activities	(369,627)	(359,092)
Cash Flows From Investing Activities		
Purchase of property and equipment	(14,125)	(18,596)
Net Cash Used In Investing Activities	(14,125)	(18,596)
Cash Flows From Financing Activities		
Deferred compensation	478,510	258,360
Proceeds from term loans, net of repayments	45,341	29,067
Proceeds from issuance of convertible note payable	100,000	-
Advances/(repayments) from related parties	(122,680)	100,000
Net Cash Provided By Financing Activities	501,171	387,427
Net Change In Cash	117,419	9,739
Cash at Beginning of Period	33,182	23,443
Cash at End of Period	$ 150,601	$ 33,182
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

ONDELLO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Ondello, Inc. (the "Company"), is a corporation organized March 22, 2013 under the laws of Delaware. The Company does business as HelloMD. The Company provides an online community for medial cannabis patients to connect patients, doctors, retailers, and brands. The Company is headquartered in California.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company determined all receivables are collectible and therefore has not recorded an allowance for doubtful accounts.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, estimated at 3 years for all assets to date. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $7,208 and $2,870 for the years ended December 31, 2016 and 2015, respectively. The Company's property and equipment consisted of the following as of December 31, 2016 and 2015:

	2016	2015
Computers and equipment	$ 40,548	$ 26,423
Accumulated depreciation	(11,308)	(4,100)
Property and equipment, net	$ 29,240	$ 22,323

Stock Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a stock subscription receivable as an asset on a balance sheet. When stock subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the stock subscription receivable is reclassified as a contra account to stockholders' equity (deficiency) on the balance sheet.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2016 and 2015, respectively, the Company had net operating loss carryforwards of $698,342 and $442,375, deferred compensation of $1,275,120 and $796,610 that is not tax deductible until payment, temporary differences in depreciation between GAAP basis and tax basis, and various differences related to tax filings being on the cash basis. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $757,276 and $465,076 as of December 31, 2016 and 2015, respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2033, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. The 2016 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

ONDELLO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $410,572 and $388,039 for the years ended December 31, 2016 and 2015, respectively, and current liabilities exceed current assets by $1,685,318 as of December 31, 2016. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital from outside investors to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIENCY)

The Company authorized 25,000,000 shares of common stock at $0.0001 par value. As of each December 31, 2016 and 2015, 10,521,718 shares of common stock were issued and outstanding.

In 2015, the Company issued a total of 700,000 shares of common stock to two employees at $0.001 per share.

In 2015, an employee of the Company terminated services with the Company, and resultantly, the Company repurchased 2,250,000 unvested shares of common stock from the employee at the original purchase price of $0.0001 per share.

All stock issuances to date were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. Unvested shares totaled 1,181,070 and 703,992 as of December 31, 2016 and 2015, respectively. Unvested shares vest over a weighted average period of 27 months as of December 31, 2016.

NOTE 5: WARRANTS

The Company issued stock warrants to various persons since inception, with 316,667, 724,999, 711,718, and 0 warrants issued in 2013, 2014, 2015, and 2016, respectively. All but two agreements vested at issuance, with the other two being on 2014 issuances that completed vesting in 2015, and therefore all warrants are fully vested as of December 31, 2016 and 2015. The warrants expire between 2023 and 2025, which a weighted average duration to expiration of 7.4 years. A summary of information related to warrants as of December 31, 2016 and 2015 is as follows:

ONDELLO, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2016 and 2015 and for the years then ended

| | December 31, 2016 | | December 31, 2015 | |
	Warrants	Weighted Average Exercise Price	Warrants	Weighted Average Exercise Price
Outstanding - beginning of year	1,753,384	$ 0.001	1,041,666	$ 0.001
Granted	-	$ 0.001	711,718	$ 0.001
Exercised	-	$ -	-	$ -
Forfeited	-	$ -	-	$ -
Outstanding - end of year	1,753,384	$ 0.001	1,753,384	$ 0.001
Exercisable at end of year	1,753,384	$ 0.001	1,753,384	$ 0.001
Weighted average grant date fair value of warrants granted during year	$ -		$ -	
Weighted average duration to expiration of outstanding warrants at year-end (years)	7		8	

The Company measures warrants at grant-date fair value and recognizes associated expenses on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of warrants requires the input of subjective assumptions, including the fair value of the Company's common stock, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its warrants. The assumptions used in calculating the fair value of warrants represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, warrant related expenses could be materially different for future warrant issuances. The Company determined the expenses associated with warrant issuances for the years ended December 31, 2016 and 2015 were trivial and therefore did not recognize expense related to the warrant issuances.

NOTE 6: DEBT

DealStruck Loan

The Company entered into a financing arrangement with Dealstruck in 2016. The balance due as of December 31, 2016 and 2015 was $74,408 and $0, respectively. This loan bears interest at approximately 24%, requires biweekly payments of $2,064, and matures in August 2018. $40,312 of the principal balance is a current liability payable in 2017 and $34,096 is a long-term liability payable in 2018.

Kabbage Loan

The balance due under this short-term loan as of December 31, 2016 and 2015 was $0 and $29,067, respectively. The loan was repaid in full in February 2016.

Convertible Notes Payable

In 2013-2014, the Company issued five convertible notes payable for total principal of $325,000. The convertible promissory notes bear interest at 10% (one note for $100,000 principal is instead at

5% interest). The convertible notes mature after 24-30 month terms between June 2015 and March 2017, and therefore $275,000 of the convertible notes are passed maturity as of December 31, 2016.

A convertible note payable was issued in 2016 for $100,000 principal, bearing interest at 3%, and maturing in April 2019.

The notes' principal and accrued interest is automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock (as further defined in the agreement, with the financing required to exceed $2,000,000 for $325,000 of the notes and $6,000,000 for $100,000 of the notes) at a price per share equal to the lesser of 80% of the price per share paid by the investors in the triggering financing or the price per share implied by a pre-money valuation ($2,000,000 for $100,000 of principal, $6,000,000 for $225,000 of principal) on the fully diluted capitalization of the Company (as defined in the agreement).

If there is no qualified equity financing prior to maturity, the outstanding principal balance shall be convertible at the election of the noteholder at any time on or after the maturity date, into the price per share implied by a pre-money valuation ($2,000,000 for $100,000 of principal, $6,000,000 for $225,000 of principal) on the fully diluted capitalization of the Company (as defined in the agreement).

As of December 31, 2016, the convertible promissory notes have not been converted and remained outstanding in the full principal amounts. The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Accrued interest on the notes as of December 31, 2016 and 2015 was $79,315 and $51,123, respectively.

NOTE 7: RELATED PARTY TRANSACTIONS AND BALANCES

The Company has borrowed funds from an officer of the Company to fund operational needs since inception. The balances due to the officer as of December 31, 2016 and 2015 were $90,660 and $213,340, respectively. These balances bear no interest and are payable on demand.

Several employees and officers of the Company have agreed to defer portions of their salaries annually since inception. The balances due under these arrangements were $1,275,120 and $796,610 as of December 31, 2016 and 2015, respectively. These balances bear no interest and are payable at the discretion of the Company's board of directors.

NOTE 8: CONTINGENCIES, RISKS, AND UNCERTAINTIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

The Company operates within the cannabis industry, which is federally illegal and therefore creates various risks and uncertainties that cannot be predicted or quantified at this time.

NOTE 9: SUBSEQUENT EVENTS

Stock Issuances

In March 2017, the Company issued 70,000 shares of common stock to a service provider for $0.10 per share under a restricted stock purchase agreement, where shares vest prorata over 24 months. Commencing March 15, 2017.

In March 2017, the Company issued a total of 2,620,000 shares of common stock to two employees for $0.01 per share under restricted stock purchase agreements, where 1,037,207 of these shares vested immediately and the remaining unvested shares vest monthly commencing April 1, 2017 at 54,584 per month.

Management's Evaluation

Management has evaluated subsequent events through April 29, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.